July 7, 2005


Mr. Todd K. Schiffman
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002


        Re:  White River Capital, Inc.
             Amendment No. 3 to Registration Statement on Form S-1 and Form S-4 filed June 24, 2005
             File No. 333-123909


Dear Mr. Schiffman:

     We have received your letter dated July 1, 2005, detailing your office's review of the above-referenced registration statement amendment. Below are our responses to those comments.

                                       ***

Questions and Answers About The Meeting Proposal For the Special Meeting And About The Subscription Offering
About The Special Meeting
When Do You Expect The Transactions to Be Completed?, page 3

1. Update the disclosure appearing in the third paragraph with regard to White River's purchase of UAC's outstanding restructured notes from UAC's creditors in the creditor buyout. In addition, all other related changes should be made to the filing.

Response: We have made the requested change. In addition, we have made related changes to the filing to reflect the completion of the purchase of UAC notes and the commencement of the buyout offer to holders of Class 2A claims.

Mr. Todd Schiffman
Securities and Exchange Commission
July 7, 2005
Page 2


About the Share Exchange
What Will Happen To UAC After The Share Exchange?, page 3

2. Revise the disclosure in the second paragraph to be consistent with the information presented in "The Subscription Offering - Use of Proceeds" on page 154.

Response: We have made the requested change.



About The Subscription Offering
What Will Happen If I Choose Not To Purchase Additional Shares of White River In the Subscription Offering?, page 6

3. Revise the pro forma book value per share to be $9.62 at December 31, 2004 and the dilution per share amount to be $.38 consistent with the amounts appearing on page 2.

Response: We have made the requested change. Please note that the figures shown for pro forma book value of White River are drawn from the pro forma capitalization presented as of March 31, 2005. Accordingly, we have noted this pro forma information is presented as of such date.



About The Proposed Acquisition Of Coastal Credit
What Are The Most Significant Conditions To Completion Of The Proposed Acquisition of Coastal Credit?, page 7

4. Revise the bullet point disclosure to be consistent with the information presented on page 21 "Summary - Meeting Proposal 2: The Acquisition Of Coastal Credit - Conditions To The Acquisition - Conditions To The Obligation Of White River".

Response: We have made the requested change.

Mr. Todd Schiffman
Securities and Exchange Commission
July 7, 2005
Page 3


Summary
Purpose And Overview - The Subscription Offering, page 10

5. Revise to state that proceeds may be used to partially fund White River's purchase of claims of UAC creditors in the creditor buyout (or repay a bridge loan obtained from Castle Creek funds for such purpose).


Response: We have made the requested change.



                                       ***

     We   appreciate   your  review  of  our   responses  to  your  comments  as
expeditiously as possible. Should you have additional comments or questions, please contact me at (317) 231-7428, facsimile (317) 231-7433.



                                          Very truly yours,


                                          /s/ Julie A. Russell

                                          Julie A. Russell